[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
June 27, 2019
Sonny Oh Christina Fettig Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549
RE:	Guggenheim Strategic Opportunities Fund (File Nos. 333-230474 and 811-21982)
Dear Mr. Oh and Ms. Fettig:
Thank you for your telephonic comments regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) filed by Guggenheim Strategic Opportunities Fund (the “Fund”) on June 7, 2019. We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.
Cover Page—Financial Leverage
Comment 1:	At the first instance that the disclosure refers to the lender under the Fund’s credit facility, please use the full name of the bank and define if you prefer to use an abbreviated name thereafter.
Response:	The Fund has revised the disclosure as requested.
Summary of Fund Expenses
Comment 2:	Revise footnote 2 to the Fee Table to state that the expense limitation will be in effect for at least one year and can be terminated only by the Board.
Response:	The Fund has revised footnote 2 as requested.

Comment 3
Footnote 7 to the Fee Table states that other expenses are estimated based upon those incurred during the fiscal year ended November 30, 2018. Revise to clarify if this reference should be to the period ended November 30, 2018 or the fiscal year ended May 31, 2018.

Response	The Fund has revised footnote 7 to clarify that other expenses are estimated based upon those incurred during the period ended November 30, 2018.
Comment 4	Confirm that the presentation of the table contained in footnote 8 is not as prominent or more prominent than fee table itself.
Response
The Fund confirms that the  presentation of the table in footnote 8 is not as prominent or more prominent than fee table itself. The footnotes are presented in a smaller font and indented from the fee table, and the table contained in footnote 8 is set forth in the same smaller font and indentation style as the rest of the footnotes.

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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.
Sincerely,
/s/ Kevin T. Hardy
 Kevin T. Hardy